

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2015

Bradley S. Jacobs
Chief Executive Officer
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

> **Re:** **XPO Logistics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2015**
> **File No. 001-32172**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you reference certain documents being incorporated by reference into this preliminary proxy statement on pages 3, 9, 12, 14 and 25. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the Items of Schedule 14A. Please provide us your analysis supporting the incorporation by reference of these documents in order to satisfy your disclosure obligations. Please refer to Note D of Schedule 14A.

2. Please also tell us whether you intend to deliver the reports listed on page 25 with the proxy statement. Refer to Item 13(b)(2) of Schedule 14A.

Authorized Shares Proposal, page 16

3. Please disclose whether you have any current plans to issue the additional shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Sebastian L. Fain, Esq.